UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period __________ To __________

Commission file number 1-44
ARCHER-DANIELS-MIDLAND COMPANY

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Archer-Daniels-Midland Company
77 West Wacker Drive
Suite 4600
Chicago, Illinois 60601

Financial Statements and Supplemental Schedules

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
Years Ended December 31, 2018 and 2017
With Report of Independent Registered Public Accounting Firm

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Financial Statements and Supplemental Schedules

Years Ended December 31, 2018 and 2017

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedules

Schedule H, Line 4i – Schedules of Assets (Held at End of Year)	17

Signature	19

Exhibit:
Consent of Independent Registered Public Accounting Firm	Exhibit 23

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (the “Plans”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2018 and 2017, and the changes in their net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2018 have been subjected to audit procedures performed in conjunction with the audits of the Plans’ financial statements. The information in the supplemental schedules is the responsibility of the Plans’ management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plans’ auditor since at least 1979, but we are unable to determine the specific year.

St. Louis, Missouri
June 27, 2019

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31, 2018
	Salaried Plan	Hourly Plan
Assets
Interest in Master Trust	$1,584,041,988	$497,954,169
Notes receivable from participants	26,513,889	30,183,895
Contributions receivable from employer	2,632,751	1,822,048
Net assets available for benefits	$1,613,188,628	$529,960,112

	December 31, 2017
	Salaried Plan	Hourly Plan
Assets
Interest in Master Trust	$1,658,400,705	$520,623,258
Notes receivable from participants	25,654,888	29,860,884
Contributions receivable from employer	2,581,370	1,938,938
Net assets available for benefits	$1,686,636,963	$552,423,080

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2018
	Salaried Plan	Hourly Plan
Additions:
Interest income from participant notes receivable	1,222,677	1,439,681
Contributions from employer	31,481,661	18,579,117
Contributions from participating employees	67,102,972	36,357,137
Net investment loss from plan interest in Master Trust	(37,246,035)	(11,002,402)
Transfers from other qualified plans	7,824,570	202,666
	70,385,845	45,576,199
Deductions:
Withdrawals	143,187,759	59,335,127
Other	460,060	905,778
	143,647,819	60,240,905
Net decrease before transfers to other qualified plans	(73,261,974)	(14,664,706)

Transfers to other qualified plans	(186,361)	(7,798,262)
Net decrease	(73,448,335)	(22,462,968)

Net assets available for benefits at beginning of year	1,686,636,962	552,423,080
Net assets available for benefits at end of year	1,613,188,627	529,960,112

	Year Ended December 31, 2017
	Salaried Plan	Hourly Plan
Additions:
Interest income from participant notes receivable	$1,315,223	$1,315,127
Contributions from employer	33,766,891	21,867,769
Contributions from participating employees	68,360,022	34,387,436
Net investment gain from plan interest in Master Trust	164,973,094	42,750,670
Transfers from other qualified plans	8,341,380	3,774,738
	276,756,610	104,095,740
Deductions:
Withdrawals	144,033,965	51,036,116
Other	712,591	624,121
	144,746,556	51,660,237
Net increase before transfers from other qualified plans	132,010,054	52,435,503

Transfers to other qualified plans	(17,889,884)	(8,980,590)
Net increase	114,120,170	43,454,913

Net assets available for benefits at beginning of year	1,572,516,792	508,968,167
Net assets available for benefits at end of year	$1,686,636,962	$552,423,080
See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements

1. Description of the Plans

General

The ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees (the Salaried Plan) and the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (the Hourly Plan) (collectively, the Plans), each of which includes an employee stock ownership component, are defined contribution plans available to all eligible salaried and hourly employees, respectively of Archer-Daniels-Midland Company (ADM or the Company) and its participating affiliates. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plans provides only general information regarding the Plans as of December 31, 2018. Participants should refer to the appropriate plan document and the prospectus for a more complete description of the applicable plan’s provisions.

Eligibility

Employee eligibility varies by employment class, location, and employment status. Complete information regarding employee eligibility is described in the plan documents, summary plan descriptions, and, in certain cases, an appendix to the appropriate plan.

Arrangement with Related Party and Investment in ADM Common Stock

Fidelity Management Trust Company is the trustee for the Plans. The Plans hold investments in ADM common stock. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. Dividends paid on ADM common stock held in participant accounts are automatically reinvested in additional shares of the Company’s common stock purchased on the market unless the participant has elected to receive a distribution of such dividends in cash. The Plans held 9,474,200 and 10,526,490 shares of ADM common stock as of December 31, 2018 and 2017, respectively. There is no time requirement for holding common stock purchased with ordinary dividends. The total amount of dividends paid on ADM common stock for the years ended December 31, 2018 and 2017 was $12,342,234 and $13,701,807, respectively.

Contributions

Under the terms of the Plans, employees electing to participate can contribute from 1% up to as much as 75% of their eligible compensation to the plan, subject to certain Internal Revenue Service (IRS) limitations and the respective plan’s provisions for the participating location. A participant's combined 401(k) contribution and after-tax contributions should not exceed 75% of participant's compensation. A participant's total annual after-tax contribution may not exceed $22,000. Participants age 50 or older can make additional “catch-up” contributions, up to the limits allowed under the tax laws. Eligible new hires are automatically initially enrolled at 6% unless they file an affirmative election requesting a higher or lower participation percentage within the terms of the applicable plan.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

ADM’s matching contributions are made in cash. The Company matches 100% of contributions up to 2% of compensation, and 50% of contributions between 3% and 6%. The Company also makes a non-elective contribution of 1% of plan-defined compensation to all eligible employees’ accounts, subject to each plan’s provisions, which may vary by participating locations.

Vesting

The Company’s match and non-elective contributions vest over a two-year period. For the Hourly Plan, the vesting schedules may vary for hourly bargaining unit employees. Employees should refer to the plan appendix applicable to their plan and participating location for more complete information regarding employee contributions, employer match, and non-elective contribution eligibility and limitations.

Forfeitures

Participants forfeit their nonvested balances upon the earlier of the full distribution of their vested account following termination of employment or a break in service of five years. If a participant receives a distribution of his or her vested account, and the participant is rehired before incurring a five-year break in service, any nonvested balance that previously was forfeited will be reinstated if the participant repays the vested balance that was distributed. Forfeited balances of terminated participant’s nonvested accounts are applied to pay administrative expenses, used to reduce employer contributions, or otherwise applied in accordance with the terms of the applicable plan. As of December 31, 2018, unallocated forfeiture balances for the Salaried and Hourly Plans were $6,412 and $51,404 respectively. As of December 31, 2017, unallocated forfeiture balances for the Salaried and Hourly Plans were $14,171 and $27,208, respectively. In 2018, forfeitures used to reduce employer contributions for the Salaried and Hourly Plans were $1,595,336 and $3,602,280, respectively. The plans did not use forfeitures to pay administrative expenses in 2018. In 2017, forfeitures used to reduce employer contributions for the Salaried and Hourly Plans were $1,482 and $18, respectively, and forfeitures used to pay administrative expenses for the Salaried and Hourly Plans were $21,171 and $21,227, respectively.

Investment Options

Participants may invest their contributions in one or more of the investment options offered by the Plans, including ADM common stock. Participants can elect at any time to convert all or any number of the shares of ADM common stock held in their accounts to cash and have the cash transferred within the plan to be invested in the investment options available under the applicable plan.

Participants can also elect to sell any portion of the investment options in their accounts and reinvest the proceeds in one or more of the other investment options.

Participant Loans

For eligible salaried and hourly employees, loans are allowed for general purposes or for home purchase. General purpose loans are available for terms of up to five years, and home purchase loans are available for terms of up to ten years.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Eligible participants may borrow a minimum of $1,000 from their plan accounts, or the full amount available to them if less, or the amount available to the participant up to the lesser of $50,000 less the participant’s highest outstanding vested loan balance within the past year, 50% of their vested participant account balance, or 100% of their loan-eligible plan accounts. A “loan-eligible plan account” for this purpose is any plan account except an account consisting of Roth contributions (including Roth 401(k) contributions and Roth account rollovers) and earnings thereon. A maximum of one loan may be outstanding to a participant at any time.

Participants loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate at the time of the loan’s issuance plus 1%. Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck. Eligibility for the general purpose loan varies by each plan’s provisions.

Complete information regarding participant loans is described in the plan document, summary plan description, participant loan policy statement, and, in certain cases, an appendix to the appropriate plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching and non-elective contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement, or termination, a participant may elect to receive a lump-sum or may elect a delayed distribution (available for accounts of more than $5,000). A participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution as soon as administratively practicable.

Withdrawal

In-service withdrawals are available in certain limited circumstances, as defined by the plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the plan. Hardship withdrawals are strictly regulated by the IRS, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plans are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported net assets available for benefits.

Investment Valuation and Income Recognition
Investments in the Master Trust are reported at fair value (except for the stable value fund, a fully-benefit responsive synthetic investment contract). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Further information regarding the valuation techniques used to measure the fair value of investment assets held the Master Trust is included in the Fair Value Measurements footnote (see Note 3).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.

Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and, accordingly, have been included as an investment in supplemental schedule, Schedule H, Line 4i—Schedule of assets (held at end of year).

Payment of Benefits

Benefits are recorded when paid.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In August, 2018, the Financial Accounting Standards Boards (FASB) issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Plan is currently assessing the timing and impact of adopting the updated provisions.

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. Management is currently evaluating the impact of the adoption to the Plans’ financial statement disclosures.

In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. ASU 2017-06 requires a plan to present its interest in a master trust and the change in that interest in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. It also requires a plan to disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interest in these balances. ASU 2017-06 is effective for entities for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented. Early application is permitted. Management is currently evaluating the impact of the adoption to the Plans’ financial statement disclosures.

3. Fair Value Measurements

The Plans’ assets are valued as required by ASC 820. ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels are described below:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:
Observable inputs, including Level 1 prices that have been adjusted; quoted prices for similar assets or liabilities; quoted prices in markets that are less active than traded exchanges; and other inputs that are observable or can be substantially corroborated by observable market data.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In evaluating the significance of fair value inputs, the Plans generally classify assets or liabilities as Level 3 when their fair value is determined using unobservable inputs that, individually or when aggregated with other unobservable inputs, represent more than 10% of the fair value of the assets or liabilities.

Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value level classification. Valuation techniques used are generally required to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each general type of investment measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

ADM and other common stock:
Equity securities are valued based on closing quoted exchange prices and are classified within Level 1 of the valuation hierarchy.

Mutual funds:
Mutual funds are valued at the closing price reported on the active market on which they are traded and are classified within Level 1 of the valuation hierarchy.

Common collective trust funds:
Common collective trust fund (CCTs) units are not listed on national exchanges or over-the-counter markets and are valued at net asset value (NAV practical expedient). Accordingly, they are not classified within the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plans believe the valuation methods are appropriate and consistent with other market participants’ methods, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plans’ policy regarding the timing of transfers between levels, including both transfers into and transfers out of Level 3, is to measure and record the transfers at the end of the reporting period.

For the years ended December 31, 2018 and 2017, the Plans had no transfers between Levels 1, 2, and 3.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following table sets forth by level within the fair value hierarchy the investments included in the Master Trust at fair value as at December 31, 2018. This table does not include Master Trust cash, accrued investment income, fully benefit-responsive investment contracts, or the effect of pending transactions in accordance with the disclosure requirements of ASC 820. There were no pending transactions as of December 31, 2018.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stocks	$388,247,436	$—	$—	$388,247,436
Mutual funds	797,761,148	—	—	797,761,148
	$1,186,008,584	$—	$—	$1,186,008,584
Common collective trust funds at NAV				625,968,873
Total assets at fair value				$1,811,977,457

The following table sets forth by Level within the fair value hierarchy the investments included in the Master Trust at fair value as at December 31, 2017. This table does not include Master Trust cash, accrued investment income, fully benefit-responsive investment contracts, or the effect of pending transactions in accordance with the disclosure requirements of ASC 820. There were no pending transactions as of December 31, 2017.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stocks	$422,041,091	$—	$—	$422,041,091
Mutual funds	870,468,330	—	—	870,468,330
	$1,292,509,421	$—	$—	$1,292,509,421
Common collective trust funds at NAV				614,219,164
Total assets at fair value				$1,906,728,585

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following table sets forth additional disclosures of the Plan's investments whose fair value is estimated using NAV per share as of December 31, 2018 and 2017:

	Fair Value
Investment	2018	2017	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Vanguard Target 2065	$1,049,993	$472,049	$—	Daily	None
Vanguard Target Ret	11,480,214	14,098,279	—	Daily	None
Vanguard Target 2015	17,086,203	22,627,894	—	Daily	None
Vanguard Target 2020	72,987,978	77,034,915	—	Daily	None
Vanguard Target 2025	102,060,156	95,951,095	—	Daily	None
Vanguard Target 2030	97,135,313	89,322,084	—	Daily	None
Vanguard Target 2035	76,354,847	73,157,080	—	Daily	None
Vanguard Target 2040	62,879,438	61,558,127	—	Daily	None
Vanguard Target 2045	62,225,723	61,628,801	—	Daily	None
Vanguard Target 2050	68,931,079	70,645,230	—	Daily	None
Vanguard Target 2055	39,707,239	36,822,743	—	Daily	None
Vanguard Target 2060	14,070,691	10,900,867	—	Daily	None
	$625,968,873	$614,219,164	$—

In accordance with ASC 820, for investments that file a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Fund, as a direct filing entity, disclosures of that investment's strategy is not required. All the investment funds above file form 5500 annually.

4. Fully Benefit-Responsive Investment Contracts

The Master Trust invests in security-backed investment contracts through the Galliard Stable Value Fund, a synthetic investment contract (the Fund). The Fund primarily invests in common collective trusts, as well as wrapper contracts. The wrapper contracts provide assurance that future adjustments to the variable crediting rates of investments in the common collective trust cannot result in a crediting rate less than zero.

The Fund is managed exclusively for participants of the Plans. The Fund seeks safety and stability in its investment approach. The Fund may utilize guaranteed investment contracts and/or synthetic investment contracts as part of its investment strategy. The Fund may utilize individual securities and/or pooled vehicles as underlying investments of synthetic investment contracts. Participant-directed redemptions generally have no restrictions; however, plan-initiated redemptions and/or other major events may necessitate restrictions. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would generally receive if they were to initiate permitted transactions under the terms of the Plans.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

4. Fully Benefit-Responsive Investment Contracts (continued)

The wrapper contracts are investment contracts issued by an insurance company or other financial institution, backed by the portfolio of bonds that are owned by the common collective trusts in which the Fund is invested. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets by a third-party custodian. The interest crediting rate of the wrapper contracts is based on the contract value, the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized; usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

The primary variables impacting the future crediting rates of security-backed investment contracts include the current yield of the assets underlying the contract, the duration of the assets underlying the contract, and the existing difference between the fair value and contract value of the assets within the contract.

The Fund uses a compound net crediting rate formula, which reflects fees paid to security-backed contract issuers. The security-backed investment contracts are designed to reset their respective crediting rates on a quarterly basis and cannot credit an interest rate that is less than zero percent. The crediting rate of security-backed investment contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. To the extent that the underlying portfolio of a security-backed investment contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates.

Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

Security-backed investment contracts generally provide for withdrawals associated with certain events that are not in the ordinary course of Fund operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events that may trigger a market value adjustment. At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

4. Fully Benefit-Responsive Investment Contracts (continued)

Security-backed investment contracts generally contain termination provisions, allowing the Fund or the contract issuer to terminate with notice at any time at fair value and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. In addition, if the Fund defaults on its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non‑exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

5. Master Trust Investment Information

The Plans’ investments are held in the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan’s participation in investment options within the Master Trust. The Salaried and Hourly Plans’ interest in the net assets of the Master Trust was approximately 76% and 24% at December 31, 2018, and approximately 75% and 25% at December 31, 2017, respectively.

The following table presents the investments for the Master Trust:

	December 31
	2018	2017
Assets
Investment securities at fair value:
ADM common stock	$388,157,975	$421,901,733
Mutual funds	797,761,148	870,468,330
Common collective trust funds	625,968,873	614,219,164
Other common stock	89,461	139,358
	1,811,977,457	1,906,728,585
Investment in synthetic contract at contract value	270,018,700	272,295,378
	$2,081,996,157	$2,179,023,963

Summarized financial information with respect to the Master Trust’s net investment income (loss) is as follows:

	Year Ended December 31
	2018	2017
Net realized and unrealized appreciation (depreciation) in fair value of investments	$(111,638,814)	$138,086,703

Dividend and interest income	$63,390,377	$69,459,482

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

6. Plan expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged to the Master Trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case may be. The stable value fund, mutual funds and CCTs incur expenses in the course of their operations and distribute returns to shareholders based on the funds’ net income. Accordingly, these costs are not shown in plan expenses. Certain costs of administering the Plans are currently paid by the Plans’ sponsor, ADM. The Plans permit the reasonable expenses of administering the Plans to be paid from the trust fund.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA. In the event of plan termination, participants will be 100% vested in their accounts.

8. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the Plans’ financial statements to the Form 5500:

	December 31, 2018
	Salaried Plan	Hourly Plan

Net assets available for benefits per the financial statements	$1,613,188,628	$529,960,112
Amounts allocated to deemed distributions	(868,572)	(968,133)
Current year impact of prior year adjustments	91,507	168,191
Net assets available for benefits per the Form 5500	$1,612,411,563	$529,160,170

	December 31, 2017
	Salaried Plan	Hourly Plan

Net assets available for benefits per the financial statements	$1,686,636,963	$552,423,080
Amount allocated to deemed distributions	(867,961)	(1,082,026)
Net assets available for benefits per the Form 5500	$1,685,769,002	$551,341,054

The accompanying financial statements present fully benefit-responsive contracts at contract value. The 2018 and 2017 Form 5500 reports the fully benefit-responsive investment contracts at fair value. Therefore, the adjustment from fair value to contract value for fully benefit- responsive investment contracts represents a reconciling item.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of net change in net assets per the Plans’ financial statements to the Form 5500:

	Year Ended December 31, 2018
	Salaried Plan	Hourly Plan

Net decrease in net assets per the financial statements	$(73,448,335)	$(22,462,968)
Change in deemed distributions	(611)	113,893
Current year impact of prior year adjustments	91,507	168,191
Net decrease in net assets per the Form 5500	$(73,357,439)	$(22,180,884)

9. Income Tax Status

The Salaried Plan and Hourly Plan have received determination letters from the IRS dated August 2, 2017, stating that the Plans are qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the Master Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plans were amended. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualified status. ADM believes the Plans are being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plans, as amended, are qualified and the related Master Trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plans, and has concluded that there are no uncertain positions taken or expected to be taken. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

10. Risks and Uncertainties

The Plans invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

EIN: 41-0129150

Plan 029

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Current Value

Participant loans*	Loans, interest rates from 3.25% to 9.00%	$26,513,889
* Parties in interest.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

EIN: 41-0129150

Plan 030

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Current Value

Participant loans*	Loans, interest rates from 3.25% to 9.25%	$30,183,895
* Parties in interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: June 27, 2019	By	/s/ R. G. Young
R. G. Young
Executive Vice President &
Chief Financial Officer

Exhibit Index

Exhibit	Description

23	Consent of Ernst & Young LLP